CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$7,500,005.40	$418.50

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement	Filed Pursuant to Rule 424(b)(2)
(To the Prospectus dated February 10, 2009, and	Registration No. 333-145845
the Prospectus Supplement dated February 10, 2009)
May 13, 2009

BARCLAYS BANK PLC

Barclays Enhanced Equity Linked Convertible Notes	All Asset Classes and Structures Under One RoofSM

Terms used in this pricing supplement are described or defined in the prospectus supplement. The enhanced equity linked convertible notes (the “Notes”) offered will have the terms described in the prospectus supplement and the prospectus, as supplemented by this pricing supplement. THE NOTES DO NOT GUARANTEE ANY RETURN OF PRINCIPAL AT MATURITY.

The reference asset below is in the form of a linked share and represents the Note offering. The purchaser of a Note will acquire a security linked to a single linked share. The following terms relate to the Note offering:

•	Issuer: Barclays Bank PLC (Rated AA-/Aa3)‡

•	Issue date: May 20, 2009

•	Initial valuation date: May 13, 2009

•	Final valuation date: December 11, 2009

•	Maturity date: December 18, 2009

•	Denomination: Initial price of the linked share.

•	Initial price: $21.90.

•	Final price: Closing price of the linked share on the final valuation date.
•	Interest payment dates: Paid monthly in arrears on the 18th calendar day of the month and calculated on a 30/360 basis, commencing on the month following the issue date.

•	Interest record dates: The 15th calendar day prior to each Interest Payment Date

•	Initial public offering price: 100%

‡

The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

Linked Share	Initial Price	Page Number	Ticker Symbol	Principal Amount	Coupon Rate*	Number of Notes	Maximum Return	Percentage Proceeds to Issuer	Aggregate Proceeds to Issuer	Percentage Discount or Commission	Aggregate Discount or Commission	Note Issuance Number	CUSIP/ISIN
Halliburton Company	21.90	PS-7	HAL	$7,500,005.40	15.00%	342,466	15.90%	100%	$7,500,005.40	0%	$0.00	E-3254	06739J806 / US06739J8062

*	Annualized Rate

See “Risk Factors” in this pricing supplement and beginning on page S-5 of the prospectus supplement for a description of risks relating to an investment in the Notes.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

GENERAL TERMS FOR THE NOTES OFFERING

This pricing supplement relates to a Note offering, linked to a linked share. The purchaser of a Note will acquire a security linked to the single individual linked share identified on the cover page. Although the Note offering relates to the individual linked share identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the linked share or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus and the prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. The prospectus and the prospectus supplement may be accessed on the SEC website at www.sec.gov as follows:

Prospectus dated February  10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”), and will be rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”). An AA- rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa3 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-5 of the prospectus supplement as the following highlights some, but not all, of the risk considerations relevant to investing in the Notes. In particular we urge you to read the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•	“Risk Factors—Additional Risks Relating to Securities Which Are Not Fully Principal Protected or Are Partially Protected or Contingently Protected”; and

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Maximum Return, Maximum Return Rate, Ceiling or Cap”.

Suitability of Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

No Principal Protection—The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invest.

No Secondary Market—Upon issuance, the Notes will not have an established trading market.

Market Disruption Events and Adjustments—The calculation agent may adjust any variable described in this pricing supplement, including but not limited to the final valuation date, the initial price, the final price, the protection level, the protection price, the physical delivery amount and any combination thereof as described in the following sections of the accompanying prospectus supplement.

•

For a description of what constitutes a market disruption event and the consequences thereof, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” if the linked share is an equity security and “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds” if the linked share is an exchange-traded fund; and

•

For a description of further adjustments that may affect the linked share, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” if the linked share is an equity security and “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” if the linked share which is an exchange-traded fund.

Taxes—See “Certain U.S. Federal Income Tax Considerations” below.

SUMMARY

Payment at Maturity

If the Reference Asset Return is greater than the Maximum Return on the Final Valuation Date, your payment per $21.90 principal amount will be calculated as follows:

Initial Price + Initial Price x Maximum Return

$21.90 + $21.90 x Maximum Return

If the Reference Asset Return is less than or equal to the Maximum Return on the Final Valuation Date, your payment per $21.90 principal amount will be calculated as follows:

Initial Price + Initial Price x Reference Asset Return

$21.90 + $21.90 x Reference Asset Return

If the Reference Asset Return is less than zero on the Final Valuation Date, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset declines. You may lose up to 100% of the principal amount of your Notes.

Denominations

The Notes are offered at a minimum denomination of $21.90 and integral multiples of $21.90 in excess thereof.

Stock Settlement

On the Maturity Date, if the Issuer has so elected, the Issuer will settle the Payment at Maturity with you in shares of the Reference Asset. If the Issuer elects to settle in shares, the number of shares you will receive will equal the Stock Settlement Amount. Should the calculations above result in residual fractional shares, such residual fractional shares shall be paid in cash calculated as the residual fractional number of shares multiplied by the Final Price.

The Stock Settlement Amount will be calculated by the calculation agent and will be equal to the number of whole shares equal to the cash value of the Payment at Maturity divided by the final price. The stock settlement amount, the initial price of the linked share and other amounts may change due to stock splits or other corporate actions. See “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” in the accompanying prospectus supplement.

Reference Asset Return

For the Note offering, the performance of the Reference Asset from the Initial Valuation Date to the Final Valuation Date, calculated as follows:

Final Price + Dividend Adjustment Amount – Initial Price

Initial Price

Dividend Adjustment Amount

The difference between the Actual Aggregate Dividend and the Expected Aggregate Dividend, which difference may be positive, zero or negative. The Dividend Adjustment Amount shall be adjusted in the event of certain events affecting the Linked Share, such as share splits, reverse share splits or reclassifications, as determined by the Calculation Agent, in its good faith judgment. See “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” in the accompanying prospectus supplement.

Expected Aggregate Dividend

The sum of Expected Dividend Amounts corresponding to all Expected Ex-dividend Dates within the period from but excluding the Initial Valuation Date to and including the Final Valuation Date. (See table below)

Expected Dividend Schedule

Expected Ex-Dividend Date	Expected Dividend Amount (per share)
May 29, 2009	$0.09
August 31, 2009	$0.09
November 30, 2009	$0.09

Actual Aggregate Dividend

The Actual Aggregate Dividend will be calculated as follows: If ex-dividend dates occur within the period from but excluding the Initial Valuation Date to and including the Final Valuation Date, the Actual Aggregate Dividend shall be the sum of cash dividends declared and paid per Linked Share on all such ex-dividend dates; If no ex-dividend dates occur within such period, the Actual Aggregate Dividend shall be zero.

Interest

The Notes will bear interest, if any, from the issue date specified on the front cover at the coupon rate specified on the front cover of this pricing supplement. The interest paid, if any, will include interest accrued from the issue date or the prior interest payment date, as the case may be, to, but excluding, the relevant interest payment date or repayment date. No interest will accrue and be payable on your Notes after the maturity date specified on the front cover if such maturity date is extended or if the final valuation date is extended. A “business day” is any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which the principal securities market for the linked share or banking institutions in New York City, generally, are authorized or obligated by law, regulation or executive order to close. See generally “Interest Mechanics” in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one approach, the Notes would be treated as pre-paid cash-settled executory contracts linked to the value of the Linked Share (the “executory contract”), a deposit with us of cash in an amount equal to the purchase price of the Note to secure your potential obligation under the executory contract (the “Deposit”), and the interest as interest on the Deposit for federal income tax purposes. We intend to treat the Notes consistent with this approach, and pursuant to the terms of the Notes, you agree to treat the Notes consistent with this approach. The balance of this summary assumes that the Notes are so treated.

Because the term of the Notes is less than one year, we intend to treat the Deposit as a “short-term debt instrument” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Obligations” in the accompanying prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations.

Upon the maturity, sale, exchange, redemption or other disposition of a Note, a U.S. holder generally will recognize gain or loss equal to the difference between the amount realized at maturity (less accrued and unpaid interest on the Deposit, which will be treated as such) and the U.S. holder’s tax basis in the Note. A U.S. holder’s tax basis in a Note will generally be equal to the U.S. holder’s cost for the Note. Any such gain or loss generally will constitute capital gain or loss. The ability of U.S. holders to use capital losses to offset ordinary income is limited. However, any Dividend Adjustment Amount that is received may be taxable as ordinary income, in which case the amount realized would not reflect the Dividend Adjustment Amount. Finally, it is possible that U.S. holders would be subject to tax based on the actual dividends paid, and may be subject to tax when such dividends are paid.

If we elect to settle the Note in shares of the Linked Share, a U.S. holder should have an adjusted tax basis in the Linked Shares received equal to the principal amount of the Note. The U.S. holder’s holding period for any shares received should start on the day after delivery of the shares. The U.S. holder should generally recognize a short-term capital gain or loss with respect to cash received in lieu of fractional shares in an amount equal to the difference between the amount of that cash received and the U.S. holder’s basis in the fractional shares, which is equal to the U.S. holder’s basis in all of the shares of the Linked Share (including the fractional shares), times a fraction, the numerator of which is the fractional shares and the denominator of which is all of the shares of the Linked Share (including fractional shares). U.S. holders should consult the offering documents for the Linked Share for the U.S. federal income tax treatment of acquiring, owning and selling the Linked Share.

Because the treatment of the Notes is uncertain, we intend to withhold 30% of the Dividend Adjustment Amount paid to any non-U.S. holder, and may withhold 30% of an amount equal to the full amount of dividends paid on the Linked Share, unless an income tax treaty reduces or eliminates the tax (in which case we intend to withhold at the rates specified in the treaty) or the amount is effectively connected with the conduct of a trade or business within the United States and the non-U.S. holder complies with applicable certification requirements. If such amount is not treated as U.S.-source fixed or determinable, annual or periodic payments for U.S. federal income tax purposes, amounts so withheld generally would be refunded by the Internal Revenue Service or allowed as a credit against the non-U.S. holder’s U.S. federal income tax if the holder makes a timely filing of an appropriate tax return or refund claim. Non-U.S. holders should consult their tax advisors regarding the possibility of seeking a refund or credit for withheld amounts.

Please see the discussion under the heading “Certain U.S. Federal Income Tax Consequences—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement for certain U.S. federal income tax considerations applicable to the portion of the Note, including possible alternative characterizations.

On December 7, 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of certain notes (which may include the Notes). According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether a holder of such notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.

It is possible, however, that under such guidance, holders of such notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code (which are discussed further in the prospectus supplement) might be applied to such instruments. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult their tax advisors regarding the notice and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the Notes.

We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

LINKED SHARE ISSUER AND LINKED SHARE INFORMATION

We urge you to read the following sections in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information” if the linked share is an equity security and “Reference Assets—Exchange-Traded Funds—Reference Asset Investment Company and Reference Asset Information” if the linked share is an exchange-traded fund. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, and the Investment Company Act of 1940, as amended, which is commonly referred to as the “’40 Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act or the ’40 Act by the company issuing the linked share can be located by reference to the linked share SEC file number specified below.

The summary information below regarding the company issuing the linked share comes from the issuer’s SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuer of the linked share with the SEC. You are urged to refer to the SEC filings made by the issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this pricing supplement, which is the fifth business day following the initial valuation date (this settlement cycle being referred to as “T+5”). See “Plan of Distribution” in the prospectus supplement.

Halliburton Company

According to publicly available information, Halliburton Company (the “Company”) offers a broad suite of services and products to customers through its two business segments for the exploration, development, and production of oil and gas. The Company serves major, national, and independent oil and gas companies throughout the world. The Company’s Completion and Production segment delivers cementing, stimulation, intervention, and completion services. This segment consists of production enhancement services, completion tools and services, and cementing services. The Company’s Drilling and Evaluation segment provides field and reservoir modeling, drilling, evaluation, and precise well-bore placement solutions that enable customers to model, measure, and optimize their well construction activities. This segment consists of Baroid Fluid Services, Sperry Drilling Services, Security DBS Drill Bits, wireline and perforating services, Landmark, and project management. The Company’s predecessor was established in 1919 and incorporated under the laws of the State of Delaware in 1924.

The linked share’s SEC file number is 001-03492.

Historical Performance of the Linked Share

The following table sets forth the high and low intraday prices, as well as end-of-quarter closing prices, during the periods indicated below. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close
December 31, 2002	$10.73	$6.23	$9.36
March 31, 2003	$11.05	$8.60	$10.37
June 30, 2003	$12.66	$9.99	$11.50
September 30, 2003	$12.73	$10.25	$12.13
December 31, 2003	$13.60	$11.40	$13.00
March 31, 2004	$16.32	$12.90	$15.20
June 30, 2004	$16.18	$13.70	$15.13
September 30, 2004	$16.99	$13.23	$16.85
December 31, 2004	$20.85	$16.55	$19.62
March 31, 2005	$22.65	$18.59	$21.63
June 30, 2005	$24.70	$19.83	$23.91
September 30, 2005	$34.88	$22.89	$34.26
December 30, 2005	$34.68	$27.37	$30.98
March 31, 2006	$40.43	$32.30	$36.51
June 30, 2006	$41.67	$34.14	$37.11
September 29, 2006	$37.79	$27.84	$28.45
December 29, 2006	$33.74	$26.57	$31.05
March 30, 2007	$32.40	$28.27	$31.74
June 29, 2007	$36.71	$31.09	$34.50
September 28, 2007	$38.95	$31.97	$38.40
December 31, 2007	$41.48	$35.08	$37.91
March 31, 2008	$39.33	$31.66	$39.33
June 30, 2008	$53.07	$39.42	$53.07
September 30, 2008	$53.91	$30.29	$32.39
December 31, 2008	$30.32	$13.46	$18.18
March 31, 2009	$21.16	$14.78	$15.47
May 13, 2009*	$23.33	$15.55	$21.90

*	High, low and closing prices are for the period starting April 1, 2009 and ending May 13, 2009.

Description of Hypothetical Examples

The following hypothetical examples are intended to demonstrate the amount that may be payable at maturity, if the Issuer does not elect the stock settlement option. For each of these examples it is assumed that (a) Halliburton Company does not change the per share amount of cash dividends that it pays on its shares of common stock during the term of the Notes, (b) the Initial Price is $21.90 and (c) the Maximum Return is 15.90%.

Example 1: On the Final Valuation Date, the Reference Asset Return is -20%:

Since the Reference Asset Return on the Final Valuation Date of -20% is less than the Maximum Return of 15.90%, your payment at maturity would be calculated as follows:

$21.90 + $21.90 x (-20%) = $17.52

At maturity you would receive $17.52 per Note, plus accrued and unpaid interest.

Example 2: On the Final Valuation Date, the Reference Asset Return is -5%:

Since the Reference Asset Return on the Final Valuation Date of -5% is less than the Maximum Return of 15.90%, your payment at maturity would be calculated as follows:

$21.90 + $21.90 x (-5%) = $20.81

At maturity you would receive $20.81 per Note, plus accrued and unpaid interest.

Example 3: On the Final Valuation Date, the Reference Asset Return is 30%:

Since the Reference Asset Return on the Final Valuation Date of 30% is greater than the Maximum Return, your payment at maturity would be calculated as follows:

$21.90 + $21.90 x (15.90%) =$25.38

At maturity you would receive $25.38 per Note, plus accrued and unpaid interest at maturity.

To the extent the actual Reference Asset Return, Initial Price or Maximum Return differs from the values assumed above, the results indicated above would be different.

Hypothetical Returns

The following table illustrates a range of hypothetical Reference Asset Returns, in each case assuming that (a) the Notes are held from the Issue Date to the Maturity Date, (b) the Initial Price is $21.90, (c) the Maximum Return is 15.90%, and (d) the annualized dividend yield of 1.64%, which does not change over the term of the Notes:

Reference Asset Return on the Final Valuation Date	Total coupon payments paid or payable on or before the stated maturity date per Note	Hypothetical amount payable on the stated maturity date per Note(1)	Hypothetical total annualized yield on the notes at the stated maturity date(2)	Hypothetical total annualized yield from direct ownership of Linked Shares(3)
-100%	$1.8980	$0.0000	-99.7%	-100.0%
-90%	$1.8980	$2.1900	-96.4%	-97.7%
-80%	$1.8980	$4.3800	-90.7%	-93.2%
-70%	$1.8980	$6.5700	-82.9%	-86.7%
-60%	$1.8980	$8.7600	-73.3%	-78.4%
-50%	$1.8980	$10.9500	-62.1%	-68.6%
-40%	$1.8980	$13.1400	-49.3%	-57.2%
-30%	$1.8980	$15.3300	-35.1%	-44.4%
-20%	$1.8980	$17.5200	-19.4%	-30.2%
-10%	$1.8980	$19.7100	-2.4%	-14.7%
0%	$1.8980	$21.9000	16.0%	2.1%
10%	$1.8980	$24.0900	35.6%	20.2%
20%	$1.8980	$25.3821	47.8%	39.5%
30%	$1.8980	$25.3821	47.8%	60.1%
40%	$1.8980	$25.3821	47.8%	81.8%
50%	$1.8980	$25.3821	47.8%	104.6%
60%	$1.8980	$25.3821	47.8%	128.6%
70%	$1.8980	$25.3821	47.8%	153.7%
80%	$1.8980	$25.3821	47.8%	179.9%
90%	$1.8980	$25.3821	47.8%	207.1%
100%	$1.8980	$25.3821	47.8%	235.5%

(1)	Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2)	The hypothetical total annualized yield on the notes at the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the Note, including the amount payable on the stated maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.
(3)	The hypothetical total annualized yield from direct ownership of the linked share represents the compounded yield from such direct investment taking into account an annualized dividend yield of 1.64%.

All examples are for illustration purposes only. The actual amount received by investors at maturity and the resulting total annualized yield will depend entirely on the actual Reference Asset Return determined by the calculation agent on the Final Valuation Date. In particular, the actual Reference Asset Return could be lower or higher than those reflected in the table.

Due to the uncertainty concerning the Reference Asset Return on the Final Valuation Date, the return on investment with respect to the Notes may be higher or lower than the return available on other Notes issued by the Issuer or by others. You should reach an investment decision only after carefully considering the suitability of the Notes in light of your particular circumstances and other available investments.